UNITED STATES

. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

MORE CASH FOR LIFE(WORLDWIDE) LTD.

(Name of Small Business Issuer in its charter)

Nevada	N/A
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

4601 WEST SAHARA	89102
LAS VEGAS, NV
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number:416-653-8860

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered

Common Stock, $.0001	N/A

INDEX

Item 1 – Description of Business

3

Item 2 – Management’s Discussion and Analysis or Plan of Operation

5

Item 3 – Description of Property

13

Item 4 – Security Ownership of Certain Beneficial Owners &

Management

13

Item 5 – Directors, Executive Officers, Promoters & Control Persons

13

Item 6 – Executive Compensation

14

Item 7 – Certain Relationships and Related Transactions

14

Item 8 – Description of Securities

15

PART II

Item 1 – Market for Common Equity & Related Stockholder Matters

15

Item 2 – Legal Proceedings

16

Item 3 – Changes in & Disagreements with Accountants on Accounting

& Financial Disclosure

16

Item 4 – Recent Sales of Unregistered Securities

16

Item 5 – Indemnification of Directors and Officers

16

Part F/S

Financial Statements

19

Index to Exhibits

29

Signatures

30

ITEM 1. DESCRIPTION OF BUSINESS

(a)	Business Development

More Cash For Life(Worldwide) Ltd.. (“we”, “us”, “our”, the “Company” or the “Registrant”) was incorporated in the State of Nevada on May 11 2007. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

The Company’s wholly owned subsidiary, 1734114 Ontario Inc., was incorporated in the Province of Ontario in Canada on May 3, 2007.

(b)	Business of Issuer

The Company, based on proposed business activities, is a "blank check" company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the sole officer and director of the Registrant. The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(a)  Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)  Strength and diversity of management, either in place or scheduled for recruitment;

(d)

Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e)  The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(f)  The extent to which the business opportunity can be advanced;

(g)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

The present stockholder of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management. Our officers and sole director are engaged in outside business activities and anticipates they will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act once this Registration Statement becomes effective.

(3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury.

During the next 12 months we anticipate incurring costs related to:

(i)	filing of Exchange Act reports, and
(ii)	costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Sources of Business Opportunities

The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals.  Because of the Company=s limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations.  The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.  The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace.  None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

The Company does not intend to restrict its search to any specific kind of industry or business.  The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.  Management cannot predict at this time the status or nature of any venture in which the Company may participate.  A potential venture might need additional capital or merely desire to have its shares publicly traded.  The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.  Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary.  Such determination will generally be based on management=s knowledge and experience, (limited solely to working history - See AItem 5.  Directors, Executive Officers, etc.@) or with the assistance of outside advisors and consultants evaluating the preliminary information available to them.  Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities.  However, because of the Company=s limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.  Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity.  There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully.  Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity.  Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen.  The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.  Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation.  The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company=s current status of inactivity since inception May 11, 2007, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company=s existing shareholders= interests.  There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company.  Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties.  However, management will endeavor to negotiate the best possible terms for the benefit of the Company=s shareholders as the case arises.  Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition.  In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.  However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders.

Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity.  Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger.  In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources.  In all probability, a public sale of the Company=s securities would also be unfeasible, and management does not contemplate any form of new public offering at this time.  In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities.  Such a private sale would be limited to persons exempt under the Commissions=s Regulation D or other rule, or provision for exemption, if any applies.  However, no private sales are contemplated by the Company=s management at this time.  If a private sale of the Company=s securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company.  However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company.  The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

In the event of a successful acquisition or merger, a finder=s fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction.  The Company has not established any criteria or limits for the determination of a finder=s fee, although most likely an appropriate finder=s fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time.  A finder=s fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time.  Current management has not in the past used any particular consultants, advisors or finders.   Management has not actively undertaken a search for, nor retention of, any finder=s fee arrangement with any person.  It is possible that a potential merger or acquisition candidate would have its own finder=s fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company=s shareholders.  Management cannot predict any other terms of a finder=s fee arrangement at this time.  If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders.

Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officers have not entered into a written employment agreement with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

         We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

 Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock.  Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

There is no public market for our common stock, nor have we ever paid dividends on our common stock.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Rights of Shareholders

.  The Company does intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition.  The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates.  The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company=s limited funds, it may be difficult to successfully compete with these other companies.

Employees

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company=s business warrants the expense, or until the Company successfully acquires or merges with an operating business.  The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.  The funds needed in this case will have to be raised by the Company or supplied by the Company’s sole officer and director.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

The Company is currently using at no cost to the Company, as its principal place of business offices of one of its director and officer (provided at no cost), located in Las Vegas, Nevada.  Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business.  Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business.  The Company has no current plans to secure such commercial office space.  It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company=s principal offices may be transferred to such existing facilities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of May 15, 2007, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Terry Meyer

     100,000

100%

32 Meadow Drive

Toronto, ON M2H 2T1

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors and additional information concerning them are as follows:

NAME	AGE	POSITION

Terry Meyer	38	President, Secretary, Director

Terry Meyer has been the sole officer and director of the Company since inception, May 2007. Presently, he is employed in a consulting capacity with Money Global Management a company that carries on advising clients as to investment vehicles and financial management strategies.  From 2001 to 2006, Mr. Meyer was the President and sole owner of a financial brokerage firm known as PFSL Limited.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

B. Significant Employees. None.

C. Family Relationships. N/A

D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY EXPERIENCE

None

ITEM 6.  EXECUTIVE COMPENSATION

The Company’s sole officer and director has not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.  DESCRIPTION OF SECURITIES

(a) Common Stock.

The Company is authorized to issue 100,000,000 shares of common stock, par value $.0001, of which 100,000 shares are issued and outstanding as of the date hereof.  All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights.  Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.  Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities.  The Common Stock is not subject to redemption and carries no subscription or conversion rights.  All outstanding shares of common stock are fully paid and non-assessable.

(b) Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors.  The Company is authorized to issue 100,000,000 shares of preferred stock, at a par value of $.0001.  The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.  At the present time no terms, conditions, limitations or preferences have been established.  The Company has no shares of preferred Stock outstanding, and the Board of Directors has no plan to issue Any shares of preferred Stock for the foreseeable future unless the issuance Thereof shall be in the best interests of the Company.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) No shares of the Company=s common stock have previously been registered with the Securities and Exchange Commission (the ACommission@) or any state securities agency or authority.  The Company intends to make application to the NASD for the Company=s shares to be quoted on the OTC Bulletin Board.  The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter.  The Company=s application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended.  Inclusion on the OTC Bulletin Board permits price quotation for the Company=s shares to be published by such service.

The Company is not aware of any existing trading market for its common stock.  The Company=s common stock has never traded in a public market.  There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company=s securities.

If and when the Company=s common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act@), commonly referred to as the Apenny stock@ rule.  Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer=s net tangible assets; or exempted from the definition by the Commission.  If the Company=s shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser=s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.  Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company=s common stock and may affect the ability of shareholders to sell their shares.

 (b) Holders. As of May 15, 2007, there was one record holder of 100,000 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

  There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant issued 100,000 shares of Common Stock on May 11, 2007, to Mr. Terry Meyer for an aggregate purchase price of $10.00. The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The by-laws contains provisions providing for the indemnification of directors and officers of the Company as follows:

(a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably  incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

(f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

PART F/S

MORE CASH FOR LIFE(WORLDWIDE) LTD.

A DEVELOPMENT STAGE COMPANY

- TABLE OF CONTENTS -

Page

Financial Statements:

Report of Independent Registered Public Accounting Firm	F - 1

Consolidated Balance Sheet as of May 15, 2007	F - 2

Consolidated Statement of Operations for the Cumulative Period from Inception
(May 11, 2007) through May 15, 2007	F - 3

Consolidated Statement of Changes in Stockholders’ Equity for the Period
from Inception (May 11, 2007) through May 15, 2007
F - 4

Consolidated Statement of Cash Flows for the Cumulative Period from Inception
(May 11, 2007) through May 15, 2007

F - 5

Notes to Consolidated Financial Statements	F - 6 - F - 9

GRUBER & COMPANY, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors

More Cash For Life(Worldwide) Ltd.

A Development Stage Company

We have audited the accompanying consolidated balance sheet of More Cash For Life(Worldwide) Ltd., (a development stage company), as of May 15, 2007, and the related consolidated statements of operations, changes in stockholder equity, and cash flows for the period from May 11, 2007 (inception) through May 15, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of More Cash For Life(Worldwide) Ltd., (a development stage company), as of May 15, 2007 and the results of its operations and its cash flows for the period May 11, 2007 (inception) through May 15, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a stockholders’ deficiency and a deficit accumulated during the development stage, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC

Lake Saint Louis, Missouri

May 17, 2007

F-1

MORE CASH FOR LIFE(WORLDWIDE) LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
AS AT MAY 15, 2007

ASSETS

CURRENT
Subscription receivable	$ 10

TOTAL ASSETS	$ 10

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT
Accounts payable	$ 4,530
Note payable	5,285

TOTAL LIABILITIES	9,815

STOCKHOLDER EQUITY

Preferred stock, authorized, 100,000,00 shares par value $.0001
- issued and outstanding, nil	-
Common stock, authorized, 100,000,000 shares, par value $.0001
- issued and outstanding, 100,000	10

Deficit accumulated during development stage	(9,815)

Total Stockholder Equity(Deficit)	(9,805)

TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 10

The accompanying notes are an integral part of these financial statements.

MORE CASH FOR LIFE(WORLDWIDE) LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
FROM INCEPTION(May 11, 2007) TO MAY 15, 2007

REVENUE	$ -

OPERATING EXPENSES

Professional fees	9,000
General and administrative	815

Total Operating Expenses	9,815

NET LOSS	$ (9,815)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	100,000

BASIC AND DILUTED LOSS PER SHARE	$ (0.10)

The accompanying notes are an integral part of these financial statements.

MORE CASH FOR LIFE(WORLDWIDE) LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FROM INCEPTION(May 11, 2007) TO MAY 15, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (9,815)
Changes in assets and liabilities
Increase in accounts payable	4,530

Cash Used In Operating Activities	(5,285)

CASH FLOWS FROM FINANCING ACTIVITIES
Note payable	5,285

Cash Provided By Financing Activities	5,285

NET CHANGE IN CASH	-

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS - MAY 15, 2007	$ -

The accompanying notes are an integral part of these financial statements.

MORE CASH FOR LIFE(WORLDWIDE) LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FROM INCEPTION(May 11, 2007) TO MAY 15, 2007

			ACCUM-
	COMMON STOCK		ULATED
	SHARES	AMOUNT	DEFICIT	TOTAL

Balance - May 11, 2007	-	$ -	$ -	$ -

Common stock issued	100,000	10	-	10

Net loss	-	-	(9,815)	(9,815)

Balance - May 15, 2007	100,000	$ 10	$ (9,815)	$ (9,805)

The accompanying notes are an integral part of these financial statements.

MORE CASH FOR LIFE(WORLDWIDE) LTD.

A Development Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Organization and Business:

More Cash For Life(Worldwide) Ltd. (the “Company”) was incorporated in the State of Nevada on May 11, 2007 for the purpose of raising capital that is intended to be used in connection with its business plans which may include a possible merger, acquisition or other business combination with an operating business.

The Company’s wholly owned subsidiary, 1734114 Ontario Inc., an Ontario company was incorporated on May 3, 2007.

The year end of the Company is December 31.

The Company is currently in the development stage. All activities of the Company to date relate to its organization, initial funding and share issuances.

(b)	Basis of Presentation:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. At the balance sheet date, the Company has a stockholders’ deficiency and a deficit accumulated during the development stage. Management plans to issue more shares of common stock in order to raise funds.

(c)	Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

(e)	Income Taxes:

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

 MORE CASH FOR LIFE(WORLDWIDE) LTD.

A Development Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued):

(e)	Income Taxes(continued)

Any deferred tax asset is considered immaterial and has been fully offset by a valuation allowance because at this time the Company believes that it is more likely than not that the future tax benefit will not be realized as the Company has no current operations.

(f)	Loss per Common Share:

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

(g)	Fair Value of Financial Instruments:

The carrying value of cash equivalents and accrued expenses approximates fair value due to the short period of time to maturity. The note payable approximates fair value based on market rates available to the Company for financing with similar terms.

(h)	Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of More Cash For Life(Worldwide)Ltd. and its wholly owned subsidiary, 1734114 Ontario Inc.  All significant inter-company transactions and balances have been eliminated on consolidation.

In the opinion of management, these interim financial statements include all adjustments necessary in order to make them not misleading.

NOTE 2 -

NOTE PAYABLE

Notes payable from a related party is unsecured, non-interest bearing and has no fixed terms of repayment..

NOTE 3 -  CAPITAL STOCK:

The total number of shares of capital stock which the Company shall have authority to issue is one hundred million(100,000,000) shares of preferred stock and one hundred million (100,000,000) common shares with each class having a par value of $.0001.  On May 11, 2007, the company issued 100,000 shares at par value of $.0001 for $10.

Holders of shares of Common stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

MORE CASH FOR LIFE(WORLDWIDE) LTD.

A Development Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -  CAPITAL STOCK:(continued)

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

NOTE 4 -  RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2006, the FASB issued SFAS No. 156, "Accounting for  Servicing of Financial Assets", which amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and  Extinguishments of Liabilities". In a significant change to current guidance, SFAS No. 156 permits an entity to choose either of the following subsequent  measurement methods for each class of separately recognized servicing assets and servicing liabilities: (1) Amortization Method or (2) Fair Value Measurement Method. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, the proposed guidance will have on its financial position and operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is  currently reviewing the effect, if any, FIN 48 will have on its financial position and operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS No. 157"). SFAS No157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning November 1, 2008. The implementation of SFAS No. 157 is not expected to have a material impact on the Company's results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

MORE CASH FOR LIFE(WORLDWIDE) LTD.

A Development Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -  RECENT ACCOUNTING PRONOUNCEMENTS:(continued)

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N), "Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years' historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year's beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for Company would be its fiscal year beginning December 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company's results of operations and financial condition.

In October 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 123(R)-5, Amendment of FSP FAS 123(R)-1, (“FSP FAS 123(R)-5”) to address whether a change to an equity instrument in connection with an equity restructuring should be considered a modification for the purpose of applying FSP No. FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FAS Statement No 123(R) (“FSP FAS 123(R)-1”). FSP FAS 123(R)-1 states that financial instruments issued to employees in exchange for past or future services are subject to the provisions of SFAS 123(R) unless the terms of the award are modified when the holder is no longer an employee. In FSP FAS 123(R)-5, the FASB staff concluded that changes to the terms of an award that are made solely due to an equity restructuring are not considered modifications as described in FSP FAS 123(R)-1 unless the fair value of the award increases, anti-dilution provisions are added, or holders of the same class of equity instruments are treated unequally. FSP FAS 123(R)-5 is effective for the first reporting period beginning after October 10, 2006. The adoption of FSP FAS 123(R)-5 did not have a material impact on the Company’s condensed consolidated financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS No. 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. The Company does not believe it will have an impact on its consolidated financial statements.

PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Certificate of Incorporation. – Nevada and Ontario
3.2	By-Laws and resolutions

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007	MORE CASH FOR LIFE(WORLDWIDE) LTD..

By: /s/Terry Meyer
Name: Terry Meyer
Title: President

Exhibit 3.1

ROSS MILLER

(incorporated on May 11, 2007)

Secretary of State

206 North Carson Street

[LOGO]

Carson City, Nevada 89701-4299

(775) 684 5708

Website: secretaryofstate.biz

Articles of Incorporation

	USE BLACK INK ONLY - DO NOT HIGHLIGHT			ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of	MORE CASH FOR LIFE(WORLDWIDE) LTD.
Corporation

2. Resident Agent	INCORP SERVICES INC.
Name and Street	Name
Address:	3155 E. PATRICK LANE, SUITE 1		LAS VEGAS	Nevada	89120
must be a Nevada address	(MANDATORY) Physical Street Address		City		Zip Code
where process may be
served.

3. Shares
number of shares	Number of shares		Par value		Number of shares
corporation is	with par value:	200,000,000	per share	$ 0.0001	without par value:
authorized to issue

4. Names & Addresses	1. TERRY MEYER
of the Board of	Name
Directors/Trustees:	32 MEADOW DRIVE,		TORONTO	ON	M2H 2T1
(each Director/Trustee	Street Address		City	State	Zip Code
must be a natural person	2.
at least 18 years of age:	Name
attach additional page
if more than 3	Street Address		City	State	Zip Code
directors/Trustees:	3.
Name

	Street Address		City	State	Zip Code

5. Purpose:	The purpose of this Corporation shall be:
optional - see instructions	FOR PROFIT

6. Name, Address	TERRY MEYER		X s/s
and Signature of	Name		Signature
incorporator:	32 MEADOW DRIVE,		TORONTO	ON	M2H 2T1

(attach additional page	Street Address	City	State	Zip Code
if more than 1
incorporator)

6. Certificate of	I hereby accept appointment as Resident Agent for the above named corporation
Acceptance of
Appointment of	X s/s
Resident Agent:	Authorized Signature of R.A. or On Behalf of R,A. Company		Date

EXHIBIT 3.1(B)

ONTARIO ARTICLES OF INCORPORATION

REPRODUCED IN WORD FORMAT

FORM 1

FORMULE NUMÉRO 1

BUSINESS CORPORATIONS ACT

/

LOI SUR LES SOCIÉTÉS PAR ACTIONS

ARTICLES OF INCORPORATION STATUTS CONS TI TUTIFS

1.

The name of the corporation is:

Dénomination sociale de la compagnie:

1734114 ONTARIO INC.

2.

The address of the registered office is:

Adresse du siège social:

15 ALLSTATE PARKWAY, SUITE 600

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)

(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

MARKHAM

ONTARIO

CANADA

L3R 5B4

(Name of Municipality or Post Office)

(Postal Code/ Code postal)
(Nom de la municipalité ou du bureau de poste)

3.

Number (or minimum and maximum

Nombre (ou nombres minimal et maximal)

number) of directors is:

d'administrateurs:

Minimum

1

Maximum 10

4.

The first director(s) is/are:

Premier(s) administrateur(s):

First name, initials and surname

Resident Canadian

State Yes or No

Prénom, initiales et nom de famille

Résident Canadien

Oui/Non

Address for service, giving Street & No.

Domicile élu, y compris la rue et le

or R.R. No., Municipality and Postal Code

numéro, le numéro de la R.R., ou le nom

de la municipalité et le code postal

* JAMES LOR

YES
33 HAZELTON AVE., SUITE 101-184

TORONTO ONTARIO M5R 3E3

* TERRY MEYER

YES
32 FRESHMEADOW DRIVE

TORONTO ONTARIO M2H 2T1

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s 'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

NONE

6. The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s 'il y a lieu, d'actions que la compagnie est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of shares of one class to be designated as common shares.

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

NOT APPLICABLE

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

No shares or shares of the capital of the Corporation shall be transferred without either (i) the consent of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or (ii) the consent of the holders of at least 51% of the outstanding common shares of the Corporation expressed by a resolution passed at a meeting of such shareholders or by an instrument or instruments in writing signed by the holders of at least 51% of the outstanding common shares of the Corporation.

Other provisions, (if any, are): Autres dispositions, s'il y a lieu:

(a)

that the number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of parsons who, having been formerly in the employment of the Corporation, were, while In that employment1 and have continued after the termination of that employment to be, shareholders of the Corporation, Is limited to fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder;

(b)

that any invitation to the public to subscribe for securities of the Corporation is prohibited;

(c) the directors, without authorization of the shareholders, may from time to time on behalf of the Corporation:

(i) borrow money upon the credit of the Corporation;

(ii) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(iii) to the extent permitted by the Business Corporations Act 1992 give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds1 debentures, notes or other evidences of indebtedness or liability of the Corporation; and

(v) delegate to a director, a committee of directors, or an officer, or one or more of them as may be designated by resolution of the directors, all or any of the powers conferred by the foregoing provisions to such extent and in such manner as directors of the Corporation may determine at the time of such delegation.

Nothing in the above provisions shall limit or restrict the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

10. The names and addresses of the incorporators are Nom et adresse des fondateurs

First name, initials and last name

Prénom, initiale et nom de

or corporate name

famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code

Domicile élu, adresse du siège social au adresse de l 'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* JAMES LOR

33 HAZELTON AVE. SUITE 101-184

TORONTO ONTARIO  M5R 3E3

* TERRY MEYER

32 FRESHMEADOW DRIVE

TORONTO ONTARIO  M2H 2T1

S/S JAMES LOR

S/S TERRY MEYER

EXHIBIT 3.2

BY LAWS

OF

MORE CASH FOR LIFE(WORLDWIDE) LTD.

(a Nevada corporation)

______

ARTICLE I

STOCKHOLDERS

1.  CERTIFICATE REPRESENTING STOCK.  Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law).  If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures.  If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer officers of the corporation.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law.  Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of lost of any last, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

2.  FRACTIONAL SHARE INTERESTS.  The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share.  In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General Corporation Law.

3. STOCK TRANSFERS.   Upon compliance with provisions restricting the transfer of registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered bolder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

4.  RECORD DATE FOR STOCKHOLDERS.  For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to exercise any rights in respect of any changed, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.  If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is giver or, if notice is waived, at the close of business on the day before the meeting is held.  A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.  The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

5. MEANING OF CERTAIN TERMS.  As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term “share” or “Shares” or “share of stock” or “shares of stock” or “stockholder” or “stockholders” refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

6. STOCKHOLDER MEETINGS.

- TIME.  The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of preceding annual meeting.  A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE.  Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

- CALL.  Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE.  Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate.  The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held.  A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting.  If mailed, it must be directed to the stockholder at his address as it appears upon the records of him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

- CONDUCT OF MEETING.  Meetings of the stockholders shall be presided over by one of the following officers in order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders.  The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION.  At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

- INSPECTORS.  The directors, in advance of any meeting, any, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof.  If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors.  In case of any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat.  Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.  The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with to right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders.  On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

- QUORUM.  A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion.  The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING.  Each share of stock shall entitle the holder thereof to one vote.  In the election of directors, a plurality of the votes cast shall elect.  Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribed a different percentage of votes and/or a different exercise of voting power.  In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ball shall not be required for any other action.

Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

7.  STOCKHOLDER ACTION WITHOUT MEETINGS.  Except as may otherwise by provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.  In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

ARTICLE II

DIRECTORS

1.  FUNCTIONS AND DEFINITIONS.   The business and affairs of the corporation shall

be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity.  The use of the phrase “whole Board” herein refers to the total number of directors which the corporation would have if there were no vacancies.

2.  QUALIFICATIONS AND NUMBER.  Each director must be at least 18 years of age.  A director need not be a stockholder or a resident of the State Of Nevada.  The initial Board of Directors shall consist of one person.  Thereafter the number of directors constituting the whole board shall be at least one.  Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one.  The number of directors may be increased or decreased by action of the stockholders or of the directors.

3.  ELECTION AND TERM.   Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada.  The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  Any director may resign at any time upon written notice to the corporation.  Thereafter, directors who are elected at an election of directors by stockholders, and directors who have elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4.  MEETINGS.

- TIME.  Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE.  Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

- CALL.  No call shall be required for regular meetings for which the time and place have been fixed.  Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL CONSTRUCTIVE WAIVER.  No notice shall be required for regular meetings for which the time and place have been fixed.  Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat.  Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

- QUORUM AND ACTION.  A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum.  A majority of the directions present, whether or not a quorum is present, may adjourn a meeting to another time and place.  Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provident by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the board.  The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other.  Participation in a meeting by said means constitutes presence in person at the meeting.

- CHAIRMAN OF THE MEETING.  The Chairman of the Board, if any and if present and acting, shall preside at all meetings.  Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5.  REMOVAL OF DIRECTORS.  Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

6.  COMMITTEES.   Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine.  Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp.  Each committee must include at least one director.  The Board of Directors may appoint natural persons who are not directors to serve on committees.

7.  WRITTEN ACTION.  Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.

ARTICLE III

OFFICERS

1.  The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the board, a Vice-Chairman of the board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant treasures, and such other officers and agents with such titles as the resolution choosing them shall designate.  Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

2.  QUALIFICATIONS.   Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the board, if any, need be a director.

Any person may hold two or more offices, as the directors may determine.

3.  TERM OF OFFICE.  Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

4.  DUTIES AND AUTHORITY.  All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

ARTICLE IV

REGISTERED OFFICE

The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto.  The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

ARTICLE V

CORPORATE SEAL OR STAMP

The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

ARTICLE VI

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VII

CONTROL OVER BYLAWS

The power to amend, alter, and repeal these By laws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of  More Cash For Life(Worldwide) Ltd., a Nevada corporation, as in effect on the date hereof.

WITNESS my hand and the seal or stamp of the corporation.

Dated: May 11, 2007

s/s Terry Meyer_________________________

Secretary of  More Cash For Life(Worldwide) Ltd.

ORGANIZATION CONSENT IN WRITING OF DIRECTORS

OF

MORE CASH FOR LIFE(WORLDWIDE) LTD.

(a Nevada corporation)

_______

(Organized May 11, 2007)

The undersigned, constituting all of the directors named in the Articles of Incorporation of the above-named corporation, do hereby consent in writing to the adoption of the following resolutions:

RESOLVED: That the Bylaws annexed hereto be and they are hereby adopted as the initial Bylaws of the corporation.

RESOLVED: That the following be and they are hereby chosen as the officers of the corporation until the first meeting of directors after the first annual meeting of stockholders and until their successors are chosen and qualified or until their earlier resignation or removal:

President:

Terry Meyer

Secretary:

Terry Meyer

____s/s___________________

Terry Meyer, Director

________________________

, Director

_________________________

, Director

*Section 78.315 of the General Corporation Law authorizes all directors to consent in writing in lieu of meeting.

RESOLUTION OF THE BOARD OF DIRECTORS

OF

MORE CASH FOR LIFE(WORLDWIDE) LTD.

(THE “CORPORATION”)

WHEREAS Articles of Incorporation were issued to the Corporation on May 11, 2007, and a copy of same has been inserted in the minute book of the Corporation.

ENACTMENT OF BY-LAWS

The proper officers of the Corporation be and are hereby authorized and directed to sign the By-laws and to place the signed copy thereof in the minute book of the Corporation.

SHARE CAPITAL

The shares of the Corporation are to be split into 2 categories that being 100,000,000 shares of common stock with a par value of $0.0001 and 100,000,000 preference shares with a par value of $0.0001.

SHARE CERTIFICATES

The form of the share certificates for Common shares in the capital of the Corporation, a specimen of which is annexed hereto be and the same is hereby approved and adopted.

ISSUE OF SHARES

Shares in the capital stock of the Corporation be issued to the following persons, of the type and in the aggregate numbers opposite their respective names pursuant to their subscriptions therefore:

ALLOTEE

NUMBER OF SHARES

CONSIDERATION

Common shares

Terry Meyer

         100,000

$10.00  Cash

Preference Shares

No shares issued in this class.

The undersigned being the sole director of the Corporation, hereby signs the foregoing resolutions in accordance with the provisions of The Business Corporations Act of Nevada as amended from time to time.

Dated this 13th day of May,  2007

s/s

Terry Meyer

SUBSCRIPTION

TO:

MORE CASH FOR LIFE(WORLDWIDE) LTD. (the “Corporation”)

AND TO:

THE BOARD OF DIRECTORS THEREOF

I hereby certify as follows:

THE UNDERSIGNED hereby subscribes for the shares in the capital stock of the Corporation listed hereunder and accepts such shares in satisfaction of any funds advanced of the aggregate subscription price for such shares:

Share Type

Number

Consideration

Common shares

100,000

$ 10.00

THE UNDERSIGNED hereby requests that such shares be issued to the undersigned as fully-paid and non-assessable and that a certificate or certificates representing such shares be issued in the name of and delivered to the undersigned.

Dated this    11 th day of May, 2007

s/s

    Terry Meyer